April 28, 2023

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Joshua Gorsky and Mr. Tim Buchmiller

Re:	60 Degrees Pharmaceuticals, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed on April 3, 2023
File No. 333-269483

Dear Mr. Gorsky, and Mr. Buchmiller:

On behalf of 60 Degrees Pharmaceuticals, Inc. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of April 14, 2023 with respect to the Company’s Amendment No. 1 to the Registration Statement on Form S-1 (the “Form S-1/A”) as noted above.

For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in the Amendment No. 2 to the Form S-1(the “Form S-1/A2”) submitted concurrently with the submission of this letter in response to the Staff’s comments.

Form S-1/A, Submitted April 3, 2023

Cover Page

1. At the top of the cover page, please disclose the number of shares of common stock underlying the warrants that are being offered in this transaction.

Please be advised that each unit offered in the offering contains one share of common stock and one warrant to purchase one share of common stock. The top of the cover page has been edited to include the total number of shares of common stock underlying the units that will be offered and the total number of shares of common stock underlying the warrants included in the units.

Principal Stockholders, page 105

2. Under the Knight Debt Conversion Agreement it appears that Knight may be the beneficial owner of more than five percent of your common stock after the consummation of your public offering. If so, please revise your disclosure under the heading "Percent of Class After Offering" to show Knight's beneficial ownership of the common stock and ensure that you disclose the natural persons with beneficial ownership over those shares.

Please be advised that we have included Knight as a 5%+ holder in the “Principal Stockholders” section of the Form S-1/A2.

Exhibit Index, page II-5

3. We note your disclosure in the footnotes to the exhibit index that parts of certain information have been redacted. If you intend to redact information pursuant to Item 601(b)(10)(iv) of Regulation S-K, please revise each applicable exhibit to include a prominent statement on the first page of such redacted exhibit that certain identified information has been excluded because it is both not material and the type of information that the registrant treats as private or confidential. Refer to Item 601(b)(10)(iv) of Regulation S-K.

Please be advised that we have added the requested prominent statement on the first page of each applicable exhibit.

In addition, please be advised that per the Staff’s additional requests on April 14, 2023, we have separated the prospectus into two, the other being for the resale offering, and have filed the Certificate of Amendment of Certificate of Incorporation, of which amends Article 12 to include a statement that the exclusive forum provision with regard to the Court of Chancery of the State of Delaware does not apply to claims arising under federal securities laws. Also, unredacted Exhibit 10.20 and Exhibit 10.34 have been submitted to the Staff.

We trust that the above is responsive to your comments.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at 646-838-1310.

Sincerely,

/s/Ross Carmel
Ross Carmel, Esq.
Carmel, Milazzo & Feil LLP